Exhibit 99.1

September 26, 2019

To whom it may concern:

Company name: FRONTEO, Inc.

Representative: Masahiro Morimoto
Chief Executive Officer and President

(Tokyo Stock Exchange Code: 2158)

(NASDAQ: FTEO)

Contact: Tomohiro Uesugi, Director, Chief Financial Officer, Chief Administrative Officer

Telephone: +81-3-5463-6344

Notice regarding FRONTEO’s Execution of a Debt-Equity Swap with respect to Receivables from a Consolidated Subsidiary; Closure of Business Locations; and Recording of Extraordinary Losses

FRONTEO, Inc. (the “Company”) today announced that, at its Board of Directors meeting held on September 26, 2019, the Board resolved to execute a debt-equity swap transaction (DES) with respect to certain receivables from FRONTEO USA, Inc., a consolidated subsidiary of the Company (the “Subsidiary”).

The Company also announced the decision to close certain of the Subsidiary’s business locations and that extraordinary losses are anticipated to be recorded.

1.                  DES with respect to Receivables from the Subsidiary

(1)     Details of the Subsidiary

1)	Name:	FRONTEO USA, Inc.
2)	Address of headquarters:	777 Third Avenue, New York, NY 10017 USA
3)	Representative:	Yutaka Okura
4)	Business:	eDiscovery-related business
5)	Paid-in Capital:	US$100,125
10,724 thousand yen
(calculated using the exchange rate as of September 25, 2019; hereinafter the same)
6)	Shareholder composition:	FRONTEO, Inc. 100%

(2)     Summary of DES

1)	Reason for execution of DES

The Company will execute the DES to improve the Subsidiary’s financial position by reducing the Subsidiary’s obligations and enhancing its capital structure.

2)	Details of DES

The Company will execute the DES by discharging certain receivables from the Subsidiary in the amount of US$8,000,000 in exchange for shares of the Subsidiary, all newly issued to the Company.

3)	Shareholders of Subsidiary

FRONTEO, Inc.: 100%

(3)     Scheduled Date for Execution

September 27, 2019

2.                  Closure of the Certain Business Locations of the Subsidiary

(1)     Closing locations

1)	Houston Office

(Address: 1010 Lamar St., Ste. 350 Houston, TX 77002 USA)

2)	Washington DC Office (partial closure)

(Address: 1990 K Street, NW 3rd Floor, N.W., Washington, D.C. 20006 USA)

(2)     Reason for closures

The Company will close the locations above to accelerate operational improvements in the Subsidiary.

(3)     Scheduled closure date

September 30, 2019.

3.                  Possible Impact on Business Performance

As a result of executing the DES, the Company expects that approximately 17,600 thousand yen will be recorded as an exchange loss, which amount is the difference between the foreign exchange rate used for calculating receivables and the rate in effect when the DES is executed. The expenses related to closure of the locations are anticipated to be recorded as extraordinary losses and are currently under review. The Company will promptly disclose the revised consolidated forecasts for the year ending March 31, 2020, if necessary.

Reference: Forecast for consolidated business results for the year ending March 31, 2020 (disclosed May 15, 2019) and consolidated business results for the year ended March 31, 2019.1

	Net sales (millions)		Operating income (millions)		Ordinary income (millions)		Net income (millions)
Forecast for consolidated business results for year ending March 31, 2020	JPY	11,600	JPY	200	JPY	116	JPY	10
Consolidated business results for year ended March 31, 2019	JPY	11,262	JPY	244	JPY	203	JPY	52